# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FiEE, Inc., CIK 0001467761
CUSIP: 60365W102
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 04/10/2025
Amends the filing with accession number 0001829126-25-001210
Filed by CIK 0002054128
Persons authorized to receive notices and communications: Cao Yu, Room 802, Building 47,, Rongcheng Garden, Xiangcheng District,, Suzhou City, China (F4), 215100, 86 152 5004 8607

## Reporting persons
- Cao Yu (CIK 0002054128): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 3,029,646; shared voting power 0; sole dispositive power 3,029,646; shared dispositive power 0; aggregate amount beneficially owned 3,029,646 (38.1% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of (i) 1,145,833 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, and (ii) a warrant to purchase up to an additional 1,425,480 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein.
- Hu Bin (CIK 0002053987): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: personal funds (PF); sole voting power 2,272,087; shared voting power 0; sole dispositive power 2,272,087; shared dispositive power 0; aggregate amount beneficially owned 2,272,087 (31.6% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of (i) 859,319 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, and (ii) a warrant to purchase up to an additional 1,069,040 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein.
- Youxin Consulting Limited (CIK 0002053977): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 3,382,747; sole dispositive power 0; shared dispositive power 3,382,747; aggregate amount beneficially owned 3,382,747 (60% of the class)
  Comment: The above-referenced shares of common stock beneficially owned by the Reporting Person consist of (i) 245,553 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, (ii) a warrant to purchase up to an additional 305,480 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein, and (iii) 2,656,980 shares of common stock and 54,652 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, that the Reporting Person was granted the power to vote and exercise all voting and related rights with respect to, at the Reporting Person's sole discretion.
- Li Wai Chung (CIK 0002056059): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 3,382,747; sole dispositive power 0; shared dispositive power 3,382,747; aggregate amount beneficially owned 3,382,747 (60% of the class)
  Comment: The above-referenced shares of common stock are owned of record by Youxin Consulting Limited and consist of (i) 245,553 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, (ii) a warrant to purchase up to an additional 305,480 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein, and (iii) 2,656,980 shares of common stock and 54,652 shares of Series A Convertible Preferred Stock, $0.001 par value per share, which are convertible into shares of common stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, that the Reporting Person was granted the power to vote and exercise all voting and related rights with respect to, at the Reporting Person's sole discretion.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: FiEE, Inc.
Address of issuer's principal executive offices: Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong (K3), 00000
Comment: This Amendment No. 1 to the Schedule 13D ("Amendment No.1") amends and supplements the original Schedule 13D filed by Cao Yu, Hu Bin, Youxin Consulting Limited and Li Wai Chung (collectively, the "Reporting Persons") on February 25, 2025 (the "Original Schedule 13D") and relates to the Common Stock of the Issuer. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Original Scheduled 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 10, 2025, Seller and the Purchasers to the Purchase Agreement entered into an Additional Securities Purchase Agreement under which Seller transferred to the Purchasers 31,258 additional shares of his Series A Convertible Preferred Stock. The transfer was made due to a discrepancy between the number of shares of the Issuer's Common Stock that was believed to have been issued and outstanding at closing of the Purchase Agreement on February 18, 2025, and the actual number of shares of the Issuer's Common Stock issued and outstanding on such date that would result in the Purchasers owning less than the agreed percentage of the Issuer provided for in the Purchase Agreement. Therefore, these 31,258 additional shares of Series A Convertible Preferred Stock were transferred to the Purchasers for no additional consideration beyond the consideration provided in the Purchase Agreement so that the Purchasers would own the agreed percentage of the Issuer provided for in the Purchase Agreement.

The forgoing description of the Additional Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by the reference to the Additional Securities Purchase Agreement, which is filed as Exhibit 99.1 to this Amendment No.1, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated April 14, 2025, by and among the Reporting Persons (filed herewith).

Exhibit 99.1 Additional Securities Purchase Agreement by and among the Purchasers and Seller, effective as of April 10, 2025.

## Signatures
- Cao Yu: /s/ Cao Yu, Cao Yu (04/14/2025)
- Hu Bin: /s/ Hu Bin, Hu Bin (04/14/2025)
- Youxin Consulting Limited: /s/ Li Wai Chung, Li Wai Chung (04/14/2025)
- Li Wai Chung: /s/ Li Wai Chung, Li Wai Chung (04/14/2025)